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                             December 5, 2022

       Todd Fruchterman
       Chief Executive Officer
       Butterfly Network, Inc.
       1600 District Avenue
       Burlington, Massachusetts 01803

                                                        Re: Butterfly Network,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-39292

       Dear Todd Fruchterman :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 73

   1.                                                   We reference
adjustments in multiple periods to arrive at non-GAAP financial measures characterized as
non-recurring, such as the warranty liability, loss on purchase commitments, and
inventory write-downs. We also note your disclosure on page F-
                                                        36 that "the Company
enters into inventory purchase commitments with third-party
                                                        manufacturers in the
ordinary course of business...    Please revise your disclosures in
                                                        future filings to only
characterize those adjustments as non-recurring that are not in the ordinary course or
business or have not occurred in multiple periods and/or are not reasonably likely to
recur within two years. Refer to the guidance in Item 10(e)(1)(ii)(b)
                                                        of Regulation S-K and
Question 100.01 of the Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures.
 Todd Fruchterman
Butterfly Network, Inc.
December 5, 2022
Page 2


Research and Development, page 78

2. We note your research and development expenses consisted of several type of expenses.
         In future filings, please revise to provide more detail for your research and development expenses, including but not limited to the nature or type of these expenses.
Financial Statements, page F-1

3. We see from page 17 that you have entered into an Exclusive Agreement with the Board of Trustees of the Leland Stanford Junior University to license certain technology under which you are required to pay Stanford low single-digit royalties on all net sales of products that use the licensed technology and annual license maintenance fees, and the agreement outlines certain milestones to be met in connection with the development and sales of these products. Please tell us the significance of this agreement, including the fees and royalties that were paid in fiscal 2020 and 2021 under this agreement, any milestones that have been met and any that are expected to be met. If material, revise future filings to disclose the significant terms in a footnote to your financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Julie Sherman, Senior Accountant, at (202) 551-3640 with any questions.



                                                                Sincerely,
FirstName LastNameTodd Fruchterman
                                                                Division of
Corporation Finance
Comapany NameButterfly Network, Inc.
                                                                Office of
Industrial Applications and
December 5, 2022 Page 2                                         Services
FirstName LastName